Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES MANAGEMENT APPOINTMENTS, CREATES DISTINCT OPERATIONS AND PROJECT TEAMS

TORONTO, ONTARIO—(Marketwire — June 8, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) is pleased to announce two important additions to the Company’s senior management team. Dan Gagnon has been appointed to the position of Vice-President, Timmins Operations and General Manager, while Brian Buss has joined the Company as Director of Project Development. With these appointments, the Company is establishing distinct operations and project teams within the organization, reflecting its growth and progress into an operating gold producer with multiple high-potential projects to support its continued development.

Dan Gagnon is a Professional Geoscientist with approximately 25 years experience. He joins Lake Shore Gold from Vale Sudbury, where he held a number of positions, most recently Mine Manager for the Copper Cliff Mine. While at Vale Sudbury, Mr. Gagnon’s responsibilities included merging two operations into one and developing strategic and tactical plans to merge the maintenance function of five mining operations and a mill. Prior to joining Vale Sudbury, he was a Mine General Manager at Goldcorp Inc.’s Red Lake Gold Mines where he successfully integrated two operations and the Company’s contractor workforce. Mr. Gagnon also worked for Placer Dome as General Manager of the Timmins and Musselwhite operations.

In his new role, Mr. Gagnon will have overall responsibility for all aspects of Lake Shore Gold’s mining operations in Timmins, including operations, milling, maintenance, engineering, mine geology, administration, and health safety environment and community relations, ensuring the effective and profitable use of resources and facilities of the Company.

Brian Buss is a Professional Engineer and Project Management Professional with over 25 years of experience. Most recently, he was General Manager, Mining Projects with Vale Canada where he was responsible for the delivery of all underground studies and projects in the Company’s North Atlantic Region. He joined Inco in 1989 where he held a number of positions, including Mine Engineering Supervisor, Chief Mine Engineer, and Superintendent of Projects. His career began with Randfontein Estate Gold Mine in Johannesburg, holding key roles in mine engineering and underground supervision.

Mr. Buss will be responsible for leading all aspects of mine and mill projects from concept to feasibility and execution. The Project group will be responsible for leading the Company’s rapid growth and expansion through the advancement of its many business initiatives and the progression of the Company’s mines into full-scale commercial production.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “I am extremely pleased to welcome Dan and Brian to the Company. Their appointments are important and valuable additions to our management team and reflect the progress that we as a company have made in establishing Lake Shore Gold as a rapidly growing gold producer with an excellent portfolio of operations, projects and properties and significant additional growth ahead of us. With the growth we have achieved and the portfolio we have established, the time is right to create distinct operations and project teams within the organization. The extensive experience and expertise that Dan and Brian bring to the Company make them ideal choices for leading these two groups.”

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com